Exhibit 99.1

Hebron Announces Name Change to Nisun International Enterprise Development Group Co., Ltd

SHANGHAI and WENZHOU, China, November 16, 2020 /PRNewswire/ -- Hebron Technology Co., Ltd. (“Hebron” or the “Company”) (Nasdaq: HEBT), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced it has changed its name from Hebron Technology Co., Ltd. to Nisun International Enterprise Development Group Co., Ltd (“Nisun International”). In addition, the Company’s ticker symbol on the Nasdaq Capital Market has changed to “NISN” from “HEBT,” effective before market open on November 16, 2020.

“The year 2020 marks an important milestone in the Company’s evolution,” said Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun International. “The name Nisun International Enterprise Development Group better reflects the transformation in the Company’s management and focus that took place in recent months. The new corporate name reflects our current core business and enables different service segments to integrate their brands into one corporate identity. With this change, we remain focused on providing our customers with the best-in-class comprehensive technology solutions and services.”

The corporate name change to Nisun International does not affect the rights of the Company’s shareholders and no action is required by shareholders with respect to the name change. The number of outstanding common shares of the Company is not affected by the name and ticker symbol changes.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) provides innovative comprehensive solutions for financial institutions, small and micro businesses, and individuals in China by integrating technology, industry, and finance. Through its subsidiaries, the Company provides fintech services, consulting services, business services, and intermediary services to clients in a variety of industries. Its innovations include an open fintech ecosystem for financial institutions, a credit system, an efficient liquidity system for the agriculture sector, and financial advisory intermediary services. Nisun International’s technology-driven model deepens the link between industry and finance, serving and enabling the real economy and capturing opportunities in the new technology era. For more information, please visit http://www.fintaike.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business both in legacy and new segments, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contacts:

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Shaokang (Ken) Lu

Tel: +86 (21) 2357-0055

Email: lushaokang@cninsun.com

ICR, LLC

Tel: +1 203 682 8233

Email: nisun@icrinc.com